Changes in Affiliates (New Affiliate)

POSCO America Alabama Processing Center Co., Ltd.( POSCO AAPC) is a new affiliate company of the POSCO Group. POSCO America Corp., an affiliate of POSCO, owns 68 percent of the total issued and outstanding shares of POSCO America Alabama Processing Center Co., Ltd.

Company to be affiliated:

• Company Name: POSCO America Alabama Processing Center Co., Ltd.

• Total Assets (KRW): 6,314,870,184

• Total Shareholders’ Equity (KRW): 6,314,870,184

• Total Liabilities (KRW): -

• Total Capital (KRW): 6,314,870,184

• Current total number of affiliated companies: 124